UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2017

Innovative Climatic Technologies Corporation
(Exact name of issuer as specified in its charter)

Nevada	81-0777104
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

13835 N. Tatum Blvd #9-419 Phoenix AZ 85032
(Full mailing address of principal executive offices)

602-768-2520
(Issuer’s telephone number, including area code)

Item 1. Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" in our Offering Circular filed on Form 1-A.

Overview:

The Company will sell "ZoZo," a patent-pending new temperature control system that will automatically adjust temperature settings to a desired optimal comfort level rather than a fixed actual air temperature. The ZoZo thermostat has been designed to create an intelligent HVAC control system that compensates for numerous factors that affect user optimum comfort level other than just the actual temperature. Licensed proprietary Floating Set Point (FSP) technology constantly will change based on these inputs all in real time. The FSP will control the HVAC system, turning it on and off based upon ZoZo's calculated indoor adjusted temperature rather than the fixed actual air temperature number entered by the user. All of this is designed to achieve a better level of optimum comfort and what we believe will be energy savings as well.

The ZoZo thermostat is currently under development and expected to be ready to sell by late 2018. We believe that we can sell the ZoZo thermostat to residential and commercial customers, and initially we will focus on US consumers in the Southwest.

Since inception, we have taken the following significant steps to implement our business plan:

•	Company set up

a.	Incorporate company in state of Nevada

b.	Set up main executive office in Phoenix, Arizona

c.	Opened up bank account for the company

•	Secured initial capital of $121,072 from seed investors

•	Developed and executed an exclusive worldwide Licensing agreement for the ZoZo Thermostat product

•	Validated patent application for ZoZo thermostat technology

•	As of July 31, 2016, raised an additional $209,350 in our Regulation A+ offering, now closed

•	Began ZoZo development

a.	Hired software engineer to begin the prototype

b.	Developed design specification that are being used by the software engineer in the prototype development

•	Developed a ZoZo promotional video

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In order to have a final, assembled and ready to sell initial ZoZo thermostat, we first need to complete our prototypes and product samples, software, user interface and communications port. We then intend to submit the prototype for Electrical Testing Laboratories (ETL) approval. Once we receive approval, we will secure agreements with third party assemblers and parts suppliers and start making our product. Assuming we do not encounter any currently unanticipated obstacles to completing these tasks, we estimate that we will be able to begin to sell our products in September 2018.

We anticipate an initial retail price of approximately $200.00 for our ZoZo thermostat.

Plan of Operations

We anticipate undertaking the following activities in addition to this offering in the next 12 months:

Event	Actions	Time	Total estimated cost

Establish website for ZoZo Thermostat / Company	• Design website • Develop website	January 31, 2018	$15,000

Complete engineering design & begin prototype development	• Complete engineering design • Complete prototype • Test prototype	May 31, 2018	$50,000

Locate and bring onboard the expanded Executive Team	• Create an org chart for first year • Conduct search for open positions • Hire qualified people for the open positions	November 30, 2017	$20,000

TOTAL: $85,000

As of June 30, 2017 we had $67,464.50 in the bank. As shown in the table above, we need a minimum of approximately $85,000 in funds to finance our plan of operations as set forth above in the next 12 months. This amount does not include all our costs which we will incur irrespective of our business development activities, including bank service fees and those costs associated with SEC requirements associated with going and staying public, estimated to be approximately $30,000 annually. Therefore, we estimate our total need for funds for operations in the next 12 months is $115,000.

Accordingly, as we anticipate an average monthly burn rate of no more than approximately $9,833 during the next 12 months, we do not have sufficient cash in the bank to fund these anticipated expenses. We are contemplating raising funds from an additional securities offering which will fund this deficit, but there is no assurance we will ever make such an offering or that, if commenced, the offering would be successful.

We are a development stage company and are in the process of developing our products. Consequently, we have not generated revenues as of the date of this filing. We have an accumulated deficit of $609,891 and have incurred operating losses since our inception and expect losses to continue at least through the end of 2018. Our auditor has indicated in their Report that these conditions raise substantial doubt about our ability to continue as a going concern. The continuation of our business as a going concern is dependent upon the continued financial support from our officers and stockholders who are not obligated to provide any additional financing. Our officer and one of our principal shareholders have agreed orally that they would loan the Company additional funds as required, although they are under no obligation to do so. If funds are not available from this offering or these loans, implementation of our business plan will be delayed.

Item 2. Other Information

None.

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Item 3. Financial Statements

INNOVATIVE CLIMATIC TECHNOLOGIES CORPORATION

Financial Statements

June 30, 2017 and 2016

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INNOVATIVE CLIMATIC TECNOLOGIES CORPORATION

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INNOVATIVE CLIMATIC TECHNOLOGIES CORPORATION
BALANCE SHEETS

	June 30, 2017	December 31, 2016
	(unaudited)
Current Assets:
Cash	$67,465	$135,247
Total Assets	$67,465	$135,247

Commitments and Contingencies

Stockholders' Equity
Common Stock 100,000,000 shares authorized $.0001 par value; 8,001,004 issued and outstanding	$8,001	$8,001
Preferred Stock 10,000,000 shares authorized, $.0001 par value; none issued and outstanding	-	-
Additional paid in capital	669,355	669,355
Accumulated deficit	(609,891)	(542,109)

Total Stockholders' Equity (Deficit)	67,465	135,247

Total Liabilities and Stockholders' Equity	$67,465	$135,247

See accompanying notes, which are an integral part of these financial statements.

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INNOVATIVE CLIMATIC TECHNOLOGIES CORPORATION
STATEMENTS OF OPERATIONS (UNAUDITED)

	For the Six Months Ended
	June 30, 2017	June 30, 2016

Revenues	$-	-

Expenses
Marketing	12,512	-
Legal and professional	27,745	4,000
Consulting	6,000	-
General and administrative expenses	21,525	137
Total Expenses	67,782	4,137

Net Loss	$(67,782)	$(4,137)

Weighted-average vested common shares outstanding
- Basic and diluted	8,001,004	7,500,651
Net Loss per common share
- Basic and diluted	$(0.01)	$(0.00)

See accompanying notes, which are an integral part of these financial statements.

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INNOVATIVE CLIMATIC TECHNOLOGIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

	Common Stock		Additional		Total
	Shares	Amount	Paid In Capital	Accumulated Deficit	Stockholder's Equity (Deficit)

Balance, December 31, 2015	7,272,000	$7,272	$613,800	$(523,638)	$97,434

Issuance of common stock for cash	1,395,670	1,396	154,888	-	156,284
Return of common stock	(666,666)	(667)	(99,333)		(100,000)
Net Loss	-	-	-	(18,471)	(18,471)
Balance, December 31, 2016	8,001,004	$8,001	669,355	(542,109)	135,247

Net Loss for the six months ended June 30, 2017	-	-	-	(67,782)	(67,782)

Balance, June 30, 2017 (unaudited)	8,001,004	$8,001	$669,355	$(609,891)	$67,465

See accompanying notes, which are an integral part of these financial statements.

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INNOVATIVE CLIMATIC TECHNOLOGIES CORPORATION
STATEMENTS OF CASH FLOWS (UNAUDITED)

	For the Six Months Ended June 30,
	2017	2016

Cash flows from operating activities
Net Loss	$(67,782)	$(4,137)
Adjustments to reconcile net loss to net cash used in operating activities

Changes in operating assets and liabilities
Offering costs	-	(53,139)
Accounts payable	-	(23,500)
Net cash used by operating activities	(67,782)	(80,776)

Cash flows from financing activities
Proceeds from sale of common stock	-	184,359
Net cash provided by financing activities	-	184,359

Cash at beginning of period	135,247	120,934
Cash at end of period	$67,465	$224,517

Supplemental Disclosure of Cash Flow Information:
Cash paid for interest	$-	$-
Cash paid for taxes	$-	$-

See accompanying notes, which are an integral part of these financial statements.

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INNOVATIVE CLIMATIC TECHNOLOGIES CORPORATION
NOTES TO THE FINANCIAL STATEMENTS

Note 1 – Nature of Organization

Innovative Climatic Technologies Corporation (the "Company") was incorporated in the State of Nevada on December 4, 2015. The Company has as its principal business objective to manufacture market and distribute a new generation of thermostats.

As of June 30, 2017, the Company has not commenced planned principal operations nor generated revenue. The Company’s activities since inception have consisted of formation activities and preparations to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company’s planned operations or failing to profitably operate the business.

Note 2 – Basis of Presentation

The Company’s accounting and reporting policies conform to accounting principles generally accepted in the United States of America (GAAP). The preparation of financial statements in conformity with generally accepted accounting principles requires us to establish accounting policies and make estimates and assumptions that affect our reported amounts of assets and liabilities at the date of the financial statements. These financial statements include some estimates and assumptions that are based on informed judgments and estimates of management. We evaluate our policies and estimates on an on-going basis and discuss the development, selection and disclosure of critical accounting policies with the Board of Directors. Predicting future events is inherently an imprecise activity and as such requires the use of judgment. Our financial statements may differ based upon different estimates and assumptions.

The Company has elected to adopt early application of Accounting Standards Update No. 2014-10, Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements; the Company does not present or disclose inception-to-date information and other remaining disclosure requirements of Topic 915.

The Company adopted the calendar year as its basis of reporting.

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INNOVATIVE CLIMATIC TECHNOLOGIES CORPORATION
NOTES TO THE FINANCIAL STATEMENTS

Note 3 – Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Cash and Cash Equivalents

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company’s cash and cash equivalents in bank deposit accounts, may, at times, exceed federally insured limits.

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INNOVATIVE CLIMATIC TECHNOLOGIES CORPORATION
NOTES TO THE FINANCIAL STATEMENTS

Income Taxes

Deferred tax assets and liabilities arise from temporary timing differences between the book and tax basis of accounting for assets, liabilities, and income as well as from timing in the recognition of net operating losses. Deferred income tax assets primarily arise from net operating loss carry-forwards and deferred income tax liabilities are based on the different depreciation and amortization methods used for tax reporting and financial accounting purposes. The Company assesses its ability to realize deferred tax assets based on the current earnings performance and on projections of future taxable income in the relevant tax jurisdictions. These projections do not include taxable income from the reversal of deferred tax liabilities and do not reflect a general growth assumption but do consider known or pending events, such as the passage of legislation. The Company's estimates of future taxable income are reviewed annually.

All tax positions are first analyzed to determine if the weight of available evidence indicates that it is more likely than not that the position will be sustained under audit, including resolution of any related appeals or litigation processes. After the initial analysis, the tax benefit is measured as the largest amount that is more than 50% likely of being realized upon ultimate settlement. If the Company is required to pay interest on the underpayment of income taxes, the Company recognizes interest expense in the first period the interest becomes due according to the provisions of the relevant tax law.

If the Company is subject to payment of penalties, the Company recognizes an expense for the amount of the statutory penalty in the period when the position is taken on the income tax return. If the penalty was not recognized in the period when the position was initially taken, the expense is recognized in the period when the Company changes its judgment about meeting minimum statutory thresholds related to the initial position taken.

Net Earnings or Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive.

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INNOVATIVE CLIMATIC TECHNOLOGIES CORPORATION
NOTES TO THE FINANCIAL STATEMENTS

Going Concern

The accompanying financial statements have been prepared in conformity with generally accepted accounting principle, which contemplate continuation of the Company as a going concern. The Company has not commenced operations and has accumulated a deficit of $609,891 as of June 30, 2017, unaudited. The Company currently has limited liquidity, and has not completed its efforts to establish a stabilized source of revenues sufficient to cover operating costs over an extended period of time. These factors raise substantial doubt about the Company's ability to continue as a going concern.

Management plans to raise additional funds through the public market to provide the necessary funds to have the Company fully operational and generating revenue by early 2018.

Recently Issued Accounting Pronouncements

On June 10, 2014, FASB issued ASU No. 2014-10, Development Stage Entities. The update removes the definition of a development stage entity from FASB ASC 915 and eliminates the requirement for development stage entities to present inception-to-date information on the statements of operations, cash flows and stockholders' equity. The Company has elected to early implement this accounting pronouncement.

In August 2014, the FASB issued ASU No. 2014-15, Disclosure of Uncertainties About an Entity's Ability to Continue as a Going Concern. The amendments require management to perform interim and annual assessments of an entity's ability to continue as a going concern and provides guidance on determining when and how to disclose going concern uncertainties in the financial statements. The standard applies to all entities and is effective for annual and interim reporting periods ending after December 15, 2016. There was no material impact on the financial statements as a result of the implementation.

Other than as noted above, the Company has not implemented any pronouncements that had material impact on the financial statements and the Company does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

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INNOVATIVE CLIMATIC TECHNOLOGIES CORPORATION
NOTES TO THE FINANCIAL STATEMENTS

Note 4 – Income Taxes

The Company accounts for income taxes using the liability method; under which deferred tax liabilities and assets are determined based on the difference between the financial statement carrying amounts and the tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effect of changes in tax laws and rates on the date of enactment.

Deferred taxes will be provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry-forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effect of changes in tax laws and rates on the date of enactment.

Due to the inherent uncertainty in forecasts and future events and operating results, the Company has provided for a valuation allowance in an amount equal to gross deferred tax assets resulting in no net deferred tax assets or liabilities for the period presented. The deferred tax asset is comprised of a Net Operating Loss that has a full valuation allowance recorded against it. The Company’s Net Operating Loss of approximately $610,000 can be carried forward 20 years for federal income tax purposes.

As of June 30, 2017, and December 31, 2016, the Company had no unrecognized tax benefits or liabilities due to uncertain tax positions.

Note 5 – Equity

The Company's Articles of Incorporation authorize 100,000,000 shares of common stock and 10,000,000 shares of Preferred Stock, both with a $0.001 par value. The Company has not issued any shares of Preferred Stock.

During the year ended December 31, 2016, the Company issued 1,228,580 shares of common stock at $0.15 per share, providing proceeds of $184,359.

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INNOVATIVE CLIMATIC TECHNOLOGIES CORPORATION
NOTES TO THE FINANCIAL STATEMENTS

Note 6 – Commitments & Contingencies Licensing Agreement

Effective December 9, 2015, the Company entered into an agreement whereby the Company obtained the exclusive rights to manufacture, import and use a Thermostat Control System referred to as the Zozo Thermostat. Pursuant to the terms of the agreement, the Company issued 5,000,000 shares of common stock to the Licensor. The Company is required to pay royalties to the Licensor in the amount of 4% of the Company's gross sales price of product sold. The agreement has a term of five years and allows the Licensor the option to cancel the agreement if the Company does not manufacture, distribute and sell the product within the first thirty-six (36) months.

As of the date of the financial statements the Company has not sold any products subject to royalty and is currently in the process of developing its plan to manufacture and sell the product.

Note 7 – Related Parties

During the year ended December 31, 2016, the Company incurred expenses of $40,000 for consulting services provided by the Company's Chief Executive and Financial Officer and incurred expenses of $12,000 for legal services provided by one of its stockholders. All such costs related to an offering, and have thereby have been netted against the proceeds of the offering.

Note 8 – Subsequent Events

On July 5, 2017, the Company entered into a Contribution Agreement with Air2C, LLC by which the Company agreed to sell common stock that shall be equal to 8.5% of the Company’s issued and outstanding common stock for a purchase price of $125,000. In addition, the Company agreed to subsequently purchase one hundred percent of the membership interests in Air2O LLC from Air2O LTD; and the Company has agreed to engage in various other transactions resulting in it becoming a holding company for four (4) distinct operating subsidiaries.

On September 1, 2017, 76% of the ICT shareholders approved the Reorganization and a reverse stock split of ICT’s issued and outstanding common stock on a 1-for-5 basis (the “Reverse Stock Split”). ICT intends to consummate the Reverse Stock Split in order to decrease the total number of issued and outstanding shares of common stock, thereby creating a greater number of available shares of common stock to issue in connection with the Reorganization.

Pursuant to the Reorganization, the Company will enter into employment agreements with four key individuals expiring through September 2020. The employment agreements provide for incentive bonuses and increased to the base salaries based on the success of certain equity raises.

The Company has evaluated subsequent events through March 31, 2017, the date the financial statements were available to be issued.

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Item 4. Exhibits

None

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Innovative Climatic Technologies Corporation

Date: September 29, 2017	By:	/s/ George Roundy
George Roundy
Chairman and President, Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer

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